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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 2 (FINAL AMENDMENT))


                            ------------------------

                            ESSEX INTERNATIONAL INC.
                           (NAME OF SUBJECT COMPANY)
                             SUT ACQUISITION CORP.

                             SUPERIOR TELECOM INC.
                                   (BIDDERS)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                  297025 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                                STEVEN S. ELBAUM
                             SUT ACQUISITION CORP.
                             SUPERIOR TELECOM INC.
                                 1790 BROADWAY
                         NEW YORK, NEW YORK 10019-1412
                                 (212) 757-3333
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

                         ------------------------------

                                    COPY TO

                              RONALD R. PAPA, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

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
                                 SCHEDULE 14D-1

CUSIP NO. 297025 10 8                                          Page 2 of 3 Pages

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(1) NAME OF REPORTING PERSONS:  SUT Acquisition Corp.
    S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON: Applied For

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                                         (a) /X/

                                                                         (b) / /
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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS*:

    BK
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) OR 2(f)

                                                                             / /
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(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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(7) SOLE VOTING POWER:


    25,047,297 shares of Common Stock (including shares subject to Stockholders Agreement)

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(8) SHARED VOTING POWER:

    0
--------------------------------------------------------------------------------

(9) SOLE DISPOSITIVE POWER:


    25,047,297 shares of Common Stock (including shares subject to Stockholders Agreement)

--------------------------------------------------------------------------------

(10) SHARED DISPOSITIVE POWER:

    0
--------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


    25,047,297 shares of Common Stock (including shares subject to Stockholders Agreement)

--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


    90.2%

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(14) TYPE OF REPORTING PERSON*:

    CO
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                                 SCHEDULE 14D-1

CUSIP NO. 297025 10 8                                          Page 3 of 3 Pages

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(1) NAME OF REPORTING PERSONS:  Superior TeleCom Inc.
    S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON:  58-2248978

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS*:

    BK
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------

(7) SOLE VOTING POWER:


    25,047,297 shares of Common Stock (including shares subject to Stockholders Agreement)

--------------------------------------------------------------------------------

(8) SHARED VOTING POWER:

    0
--------------------------------------------------------------------------------

(9) SOLE DISPOSITIVE POWER:


    25,047,297 shares of Common Stock (including shares subject to Stockholders Agreement)

--------------------------------------------------------------------------------

(10) SHARED DISPOSITIVE POWER:

    0
--------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


    25,047,297 shares of Common Stock (including shares subject to Stockholders Agreement)

--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

--------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


    90.2%

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(14) TYPE OF REPORTING PERSON*:

    CO, HC
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

    This Amendment No. 2 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") relates to the offer by SUT Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Superior TeleCom Inc., a corporation organized and existing under the laws of the State of Delaware ("Parent"), to purchase up to 22,562,135 shares of common stock, par value $0.01 per share (the "Shares"), of Essex International Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $32.00 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated October 28, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Statement as Exhibits (a)(1) and
(a)(2), respectively.



ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY



    Item 6 is hereby amended and supplemented as follows:



    At 12:00 midnight, New York City time, on Wednesday, November 25, 1998, the Offer expired. Based on a preliminary count, 24,956,426 Shares were tendered in the Offer, together with in excess of 2,000,000 Shares tendered subject to guaranteed delivery procedures. On November 27, 1998, subject to the terms of the Offer, Purchaser accepted for payment, on a pro rata basis, 22,562,135 of the Shares validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 81% of the Shares represented by the Company to be outstanding as of October 20, 1998. A copy of the press release issued by Parent on November 27, 1998 announcing the expiration of the Offer and the acceptance of the validly tendered Shares is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended by adding the following exhibit:


(a)(10)    Press release issued by Parent on November 27, 1998

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SUT ACQUISITION CORP.

                                By:             /s/ STEVEN S. ELBAUM
                                     -----------------------------------------
                                     Name: Steven S. Elbaum
                                     Title:  Chairman of the Board, President
                                           and Chief Executive Officer

                                SUPERIOR TELECOM INC.

                                By:             /s/ STEVEN S. ELBAUM
                                     -----------------------------------------
                                     Name: Steven S. Elbaum
                                     Title:  Chairman of the Board, President
                                           and Chief Executive Officer


November 27, 1998

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                                 EXHIBIT INDEX


EXHIBIT NO.
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

(a)(10)      Press release issued by Parent on November 27, 1998